SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2019
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Senior Executive Vice President and
Chief Financial Officer

Date: September 17, 2019

List of materials

Documents attached hereto:

i) CEO letter: Enhancing Corporate Value Over the Long Term as a Creative Entertainment Company with a Solid Foundation of Technology

September 17, 2019
Sony Corporation

Letter from the CEO to Sony’s Shareholders and All Stakeholders

Following a unanimous vote of its Board of Directors, Sony Corporation (“Sony”) issued a letter from the CEO to Sony’s shareholders and all stakeholders entitled “Enhancing Corporate Value Over the Long Term as a Creative Entertainment Company with a Solid Foundation of Technology.”

Please find the full text of the letter attached.

September 17, 2019

Enhancing Corporate Value Over the Long Term as a
Creative Entertainment Company with a Solid Foundation of Technology

Dear shareholders and all Sony stakeholders,

We, Sony’s management, together with our Board of Directors and employees of the Sony Group around the world, have been continually exploring ways to enhance Sony’s corporate value over the long term, amidst a challenging business environment and rapidly evolving technology cycles.  We would like to express our sincere appreciation for the support shareholders and all our stakeholders have provided to us over the years as we have progressed on this journey.

In recent years, Sony has achieved sales and profitability growth in the Game & Network Services, Imaging & Sensing Solutions (formerly Semiconductors) and Music segments; enhanced profitability in the Pictures and Electronics Products & Solutions segments; and secured stable profit contribution from the Financial Services segment.  We have executed measures to realign our business portfolio, such as withdrawing from the PC business and selling the battery business.  Through these measures, we have steadily improved both profitability and capital efficiency.  Each of our current segments has a strong competitive position and is generating cash flow in a sustained manner.  As a result, for two consecutive years (in the fiscal year ended March 31, 2018 and the fiscal year ended March 31, 2019) we have achieved record levels of consolidated operating income and net income per share, while we have also steadily improved return on equity (“ROE”), achieving a level significantly above our 10% target over the same two-year period.  While exercising strict financial discipline, our increased ability to generate cash flow has enabled us to make investments in future growth, such as capital expenditures in image sensors and the acquisition of the remaining equity interest in EMI Music Publishing.  We have also delivered shareholder returns in the form of share repurchases and steady increases in dividends.  Together, this has resulted in an increase in Sony Corporation’s total shareholder return (“TSR”), and, at +91.4% from the beginning of April 2015 through the end of August 2019, it has significantly outperformed both the TOPIX +8.1% and S&P 500 +55.6% indices.

Sony’s Purpose is to “fill the world with emotion, through the power of creativity and technology.”  Our Purpose and our basic management philosophy are described in the “Corporate Report 2019” issued on August 29, 2019, while details and updates on our current mid-term plan are outlined in the materials we released at our Corporate Strategy Meeting held on May 21, 2019.  Please access these documents via the following links:
<Corporate Report 2019>
https://www.sony.net/SonyInfo/IR/library/corporatereport/
<2019 Corporate Strategy Meeting>
https://www.sony.net/SonyInfo/IR/library/presen/strategy/index.html

On June 13, 2019, Third Point LLC (“Third Point”) issued a public letter to investors suggesting that Sony should consider spinning-off and publicly listing our semiconductor business, which would effectively separate Sony into an entertainment company and a semiconductor (technology) company.  We appreciate Third Point’s strong interest in Sony and welcome the fact that many people have been reminded of the value and further growth opportunities of that business.

Sony’s Board and management team, along with external financial and legal advisors in Japan and the U.S., conducted an extensive analysis of Third Point’s recommendations.
Following this review, Sony’s Board, which is comprised of a majority of independent outside directors with diverse experience in a variety of industries, unanimously concluded that retaining the semiconductor business (now called the Imaging & Sensing Solutions (“I&SS”) business) is the best strategy for enhancing Sony’s corporate value over the long term.  This is based on the fact that the I&SS business is a crucial growth driver for Sony that is expected to create even more value going forward through its close collaboration with the other businesses and personnel within the Sony Group.  The Board also reaffirmed that to maintain and further strengthen its own competitiveness, it would be best for the I&SS business to stay within the Sony Group.

In its letter, Third Point described our semiconductor business, which is centered on image sensors, as a “Japanese crown jewel and technology champion.”  Sony’s Board and management team share this view and are excited about the immense potential the I&SS business brings Sony.  We expect it to not only further expand its current global number one position in imaging applications, but also continue to grow in new and rapidly developing markets such as the Internet of Things (“IoT”) and autonomous driving.  We also expect it will contribute to the creation of a safer and more reliable society through its innovative technology.

While Sony’s Board and management team do not agree with Third Point’s recommendation to spin-off and publicly list the I&SS business, we will continue to proactively evaluate Sony’s business portfolio, pursue asset optimization within each business, and supplement our public disclosures as we execute on our strategy to increase shareholder value over the long term.

Below we provide details on our rationale for our portfolio strategy and capital allocation.

■	Creating Value through Diversity and Technology
In the 73 years since our founding, Sony has evolved into a unique global company with businesses ranging from entertainment and electronics to Direct to Consumer services. Our history has been one of creating new value from our diverse businesses and talent, based on a strong foundation of technology.  It is my responsibility as CEO to reinforce the competitiveness of each business, generate new value, and enhance Sony’s corporate value over the long term by drawing on the Sony Group’s unique array of diversity and technology.

Looking outside Sony many of the world’s leading entertainment companies are now seeking to acquire technology, while many technology companies are moving into the entertainment space.  The clear trend we see is for entertainment businesses of today to be directly connected to technology.

We have defined Sony’s identity as a “creative entertainment company with a solid foundation of technology” and our corporate direction as “getting closer to people.”  “People” refers to both creators and users.  “Technology” refers to the expertise we have in transforming the vision creators have into reality (through image capture and other means), revealing that vision to users (through image rendering and other means) and connecting the two (through digital signal processing).  Imaging and sensing technology is integral to this technology.  Indeed, it is the most important technology for enhancing Sony’s corporate value over the long term.

■	Imaging & Sensing Solutions (I&SS) Business
Major growth opportunity from combining sensors and AI
From the time we first began developing charge-coupled devices (CCDs) in the 1970s and commercialized them in the 1980s, we have always taken a long-term perspective in our approach to the development of our image sensor business.  Our current business centers on applications for smartphone cameras, but behind our success is a long-standing and close collaboration with our camera business.  Most of Sony’s CMOS image sensors are stacked sensors that combine digital logic circuits with photo diodes.  This technology came about because we were able to apply to our image sensor development the expertise we accumulated from the development of the advanced MOS system LSI for PlayStation 3.  This is one example of how our technology and business diversity enabled us to create new value.

Our strategy for future growth of the I&SS business is to develop AI sensors which make our sensors more intelligent by embedding artificial intelligence (AI) into the sensors themselves.  We envisage AI and sensing being used across a wide range of applications such as IoT, autonomous driving, games and advanced medicine, and believe there is a potential for image sensors to evolve from the hardware they are today, to a solutions and platforms business.

High capital efficiency and effective volatility management
At the first quarter consolidated results announcement on July 30, we announced that we had changed the name of our Semiconductors segment to the Imaging & Sensing Solutions (“I&SS”) segment, in order to more closely align the segment name with the products it delivers to customers.  We expect image sensors to account for approximately 85% of the segment’s revenue this fiscal year, and likely more going forward.  In addition, image sensors, in terms of both technology and business model, differ significantly from logic LSI and memory chips, which many think of when they hear the word ‘semiconductors’. Compared with these semiconductors, which require frequent manufacturing equipment upgrades to maintain competitiveness due to quickly evolving process miniaturization, image sensors do not require the same level of process development spending or regular capital expenditure, because they can be differentiated through improvements in functionality and new features while utilizing the same manufacturing equipment.

Over the last 10 years, we have achieved an extremely high level of compound annual sales growth at 17%, primarily from smartphone applications, and have made aggressive investments to increase production capacity as a result.  We expect investment requirements to stabilize going forward, and we believe that in the mid to long term, it will be possible to fund the investment requirements of the I&SS segment with the cash generated by the image sensor business itself.  Furthermore, since the image sensors business is focused on custom products that are differentiated through features and functionality, and because we have expanded our customer base over the last several years and obtained a large share of the market, we have established a business model which helps mitigate the impact of cyclical fluctuations in the market known as the Silicon Cycle.

Our analysis, which was carried out in collaboration with outside financial advisors, also identified multiple meaningful sources of dis-synergy if the I&SS business was to separate from Sony and operate as a publicly listed independent company.  These dis-synergies include increased patent licensing fees, reduced ability to attract talent, increased costs and management resources as a publicly listed company, and tax inefficiencies, in addition to the time required for making the public listing.

■	Public Company Stakes and Capital Allocation
In addition to the spin-off and public listing of the I&SS business, Third Point also recommended that Sony consider monetizing the shares it owns in certain publicly traded companies and taking certain capital initiatives to enhance its balance sheet flexibility.

Stance on publicly listed shareholdings
Sony owns more than 50% of the issued shares in Sony Financial Holdings Inc. (“SFH”).  SFH is a financial holding company that oversees businesses in the life insurance, non-life insurance and banking fields, primarily for customers in Japan, and has maintained a high level of stable profit, contributing substantially to the overall profitability of the Sony Group.  SFH’s financial services businesses have delivered a high level of customer satisfaction over a long period of time, and those businesses share a high affinity with the Sony brand which customers associate with safety and reliability.  We believe there is potential to further increase the corporate value of SFH in collaboration with its management, including through efforts to enhance its governance structure, increase shareholder returns and supplement public disclosures.  Accordingly, we believe at this time that retaining our equity stake in SFH will also enhance the corporate value of Sony.

Besides SFH, Sony has equity stakes in other listed companies.  The management team regularly engages in a comprehensive appraisal of these public equity stakes from both a business strategy and economic value perspective.  The outcome of this analysis is reported to the Board, and the Board and management then determine our approach towards ownership of those shares.  For more information regarding our approach to managing public equity stakes, please see our Sustainability Report available through the link below:
<Sony Sustainability Report - Shareholdings in Other Listed Companies>:
https://www.sony.net/SonyInfo/csr_report/governance/relationship/shareholdings.html

In accordance with the process outlined above, we announced the sale of all of the 68,975,800 shares Sony owned in Olympus Corporation (5.03% of total issued shares), generating 80,356,807,000 yen, on August 30, 2019.  Through this investment, we have achieved a return of 207% from the time when we acquired those shares.

Capital strategy including the repurchase of shares
Sony is committed to implementing financial measures to enhance corporate value through a balanced and consistent approach to capital allocation.  In the fiscal year ended March 31, 2019, we completed the repurchase of approximately 100 billion yen worth of common Sony stock, and in May of the current fiscal year, we announced the establishment of another share repurchase program for up to 200 billion yen worth of common stock.  While efforts to increase long-term corporate value through strategic M&A and organic investments for growth, such as research and development spending and capital expenditures, remain our focus, we will continue to evaluate opportunities to enhance our ROE and earnings per share (“EPS”) through additional share repurchases.  In addition, we remain committed to growing our dividend over time in a stable manner.

We place particular importance on the soundness and efficiency of our balance sheet and consistently evaluate measures to maintain and improve them.  After a comprehensive analysis of our financial strategy and the current market environment, we have submitted a registration today for the issuance of 100 billion yen in new straight bonds, the proceeds from which will be allocated to the redemption of the thirtieth series of straight bonds, totaling 70 billion yen, that will mature on September 20, 2019 and the redemption of commercial paper we issued to secure short-term working capital.

■	Maintaining Constructive Dialogue with Shareholders
Sony’s Board and management team deeply appreciate input from our shareholders and will always thoroughly review any constructive proposals and feedback we receive.  As a creative entertainment company with a solid foundation of technology, we will continue to seek to create new value and enhance our corporate value over the long term, all with the goal of meeting or exceeding the expectations of our stakeholders.

Yours sincerely,

Kenichiro Yoshida
President and CEO
Sony Corporation

Cautionary Statement
Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:
(i)	Sony’s ability to maintain product quality and customer satisfaction with its products and services;
(ii)
Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences;

(iii)
Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms;

(iv)
the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures, investments, capital expenditures, restructurings and other strategic initiatives;

(v)
changes in laws, regulations and government policies in the markets in which Sony and its third-party suppliers, service providers and business partners operate, including those related to taxation, as well as growing consumer focus on corporate social responsibility;

(vi)
Sony’s continued ability to identify the products, services and market trends with significant growth potential, to devote sufficient resources to research and development, to prioritize investments and capital expenditures correctly and to recoup its investments and capital expenditures, including those required for technology development and product capacity;

(vii)
Sony’s reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, marketing and distribution of its products, and its other business operations;

(viii)	the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending;
(ix)	Sony’s ability to meet operational and liquidity needs as a result of significant volatility and disruption in the global financial markets or a ratings downgrade;
(x)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xi)
foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets, liabilities and operating results are denominated;

(xii)	Sony’s ability to recruit, retain and maintain productive relations with highly skilled personnel;
(xiii)
Sony’s ability to prevent unauthorized use or theft of intellectual property rights, to obtain or renew licenses relating to intellectual property rights and to defend itself against claims that its products or services infringe the intellectual property rights owned by others;

(xiv)
the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;

(xv)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xvi)	risks related to catastrophic disasters or similar events;
(xvii)
the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information and the personally identifiable information of its employees and customers, potential business disruptions or financial losses; and

(xviii)	the outcome of pending and/or future legal and/or regulatory proceedings.

Risks and uncertainties also include the impact of any future events with material adverse impact. Important information regarding risks and uncertainties is also set forth in Sony’s most recent Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

This document is intended as general information regarding Sony’s issuance of unsecured straight bonds and does not constitute, or form a part of, an offer of securities for sale in the United States or Canada or any jurisdiction where it is unlawful to do so. The securities have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any jurisdiction other than Japan, and the securities may not be offered or sold in the United States or to, or for the benefit of, a U.S. person (as defined in Regulation S under the Securities Act) absent registration under the Securities Act or an applicable exemption from the registration requirements under the Securities Act or offered or sold in any other jurisdiction absent compliance with applicable securities laws.

 EOF